SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of May 13, 2003

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

TABLE OF CONTENTS

Item		Sequential Page Number
1.	Press Release dated May 9, 2003 titled “Telecom Argentina STET-France Telecom S.A. Announces Consolidated Results for the First Quarter of Fiscal Year 2003”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: May 13, 2003	By:	/S/ MARIA ELVIRA COSENTINO
		Name:	Maria Elvira Cosentino
		Title:	General Manager and Sole Officer

3

FOR IMMEDIATE RELEASE

Market Cap: P$3.1 billion

(May 9, 2003)

Contacts:
Pedro Insussarry	Kevin Kirkeby
Pablo Caride	Golin/Harris International
Telecom Argentina	(212) 697-9191
(54-11) 4968-3627/3626

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

ANNOUNCES CONSOLIDATED FIRST QUARTER RESULTS

FOR FISCAL YEAR 2003 *

MAJOR EVENTS AND DEVELOPMENTS

•	Net revenues for 1Q03 amounted to P$851MM (-P$522 MM o 38% vs 1Q02).
•	EBITDA** totaled to P$453 MM (-P$158 MM or -26% vs. 1Q02).
•	Operating Loss for 1Q03 amounted to P$24 MM compared with an Operating Profit of P$69 MM in 1Q02.
•	Net Profit of P$907 MM was due to the appreciation of the Argentine Peso.

— In 1Q03 the appreciation of the Argentine Peso resulted in gains from net currency exchange differences of P$1,134MM.

•	In spite of the Net Profit registered in 1Q03, the accumulated Net Loss for the last 15 months (since the devaluation of the Argentine Peso) amounted to P$ 3,479 MM
•	Shareholders equity amounted to P$1,724MM
•	Net financial debt as of March 31, 2002 reached P$8,398MM.

— The Financial Indebtedness Ratio (Net Financial Debt / Shareholders equity) reached 4.77.

•	The operations of the Company are still being impacted by:

— The pesification and freeze of regulated tariffs.

— The recession and general macroeconomic crisis in Argentina.

•	The Company announced the commencement of the cash tender offers for a portion of its financial debt instruments and the partial interest payments as the first steps of the Company’s plans to restructure its outstanding financial indebtedness.
•	The Argentine CNV has suspended the inflationary adjustment method as of March 1, 2003.

Buenos Aires, May 9, 2003 — Telecom Argentina STET-France Telecom S.A. (BASE: TECO2, NYSE: TEO), one of Argentina’s largest telecommunications companies, announced today a consolidated net profit of P$907 million, under Argentine GAAP, for the first quarter of fiscal year 2003 (“1Q03”). Comparatively, consolidated net loss for the first quarter of fiscal year 2002 (“1Q02”) was P$3,734 million.

Earning/(loss) per share and ADR for 1Q03 amounted to P$0.92 and P$4.60, respectively. Earnings/loss per share and ADR for 1Q02, were P$(3.79) and P$(18.96).

EBITDA**, gross profit/(loss), operating profit/(loss), and net income/(loss) for 1Q03 represented 53%, 25%, (3%) and 107% of net sales, respectively; compared with 45%, 40%, 5% and (272%), respectively, for 1Q02.

*	Non-financial data unaudited.
**	EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) = OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company’s ability to service debt and fund capital expenditures and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be considered as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

The Company has accounted for the effects of inflation adjustment adopted by Resolution 415/02 of the Comisión Nacional de Valores (“CNV”) following the method adopted by Resolution N°6 and modified by Resolution N°19, to restate the figures using the wholesale rate of inflation as from January 1, 2002 according to Decree N°1,269/02.

However, the Government through Decree N°664/03 stated that regulatory entities are not allowed to receive financial statements adjusted by inflation. Accordingly, the CNV through resolution N°441/03 decided to discontinue, as of March 1, 2003, the inflation adjustment method stated by Resolution N°6 and complementary regulations. Therefore, the Company has restated the figures corresponding to March 31, 2002 presented herein for comparative purposes in current pesos as of February 28, 2003 using the adjustment factor of 1.6647 which represents the wholesale rate of inflation for the period March 2002 to February 2003. Accordingly, the figures corresponding to 1Q03 include the effects of the adoption of inflationary accounting until February 28, 2003.

Moreover, in Point 9 of the financial tables included herein, the Company is providing additional information for a better understanding of the business including figures that have not been adjusted by inflation and which were used as the base for the information presented in constant pesos. This information, that is not required by the current accounting professional rules, can be found in note to the Consolidated Financial Statements as of March 31, 2003 as “Relevant Additional Information”. Comments related to variations in revenues and cost for the different activities correspond to “figures non-adjusted by inflation” or “current pesos” and are related to the mentioned note and tables.

Company Activities

Consolidated Net Revenues

Consolidated net revenues for 1Q03 totaled P$851 million, a decrease of P$522 million or 38%, compared with P$1,373 million for 1Q02 as a result of the inflation adjustment of the figures as of March 31, 2002 and that the regulated rates were frozen after the “pesification” enforced by the Government. Revenues for 1Q03, without adjustment for inflation, would have reached P$850 million, an increase of P$104 million or 14% compared to 1Q02 (P$746 million). This increase is mainly as a consequence of the increases in non-regulated services, as explained below.

In the basic telephony business, the main component of revenues, measured service, decreased by P$144 million or 41% to P$204 million during 1Q03 as compared to 1Q02 (P$348 million). Non-adjusted figures would have shown an increase of P$16 million or 9%. Revenues from domestic long distance increased as a consequence of higher average rates prompted by the reduction in promotional discounts while revenues from local telephony decreased slightly mainly due to the fact that the lower number of lines had a negative impact on this segment. Lines in services as of March 31, 2003 reached approximately 3,560,000 compared with approximately 3,746,000 as of March 31, 2002.

Total traffic volume (Local and DLD) measured in minutes decreased by 3% for 1Q03 when compared to 1Q02. Additionally, the outgoing international long distance traffic, measured in minutes, decreased by 20%, compared to 1Q02.

Monthly basic charges decreased by P$119 million or 49%, to P$124 million for 1Q03 when compared to 1Q02. Non-adjusted figures would have shown a decrease of P$8 million or 6% reaching P$123 million mainly due to the fact that rates were frozen after the “pesification” enforced by the Government and due to a lower average number of lines in service of approximately 225,000 lines.

Revenues from supplementary services decreased by P$18 million or 38% to P$29 million for 1Q03 when compared to 1Q02. Non-adjusted figures would have shown an increase of P$4 million or 16% mainly due to lower discounts and a higher number of subscribers to some of these services, partially compensated by the “pesification” of rates enforced by the Government.

Revenues from installation fees paid by new customers remained at the same level of P$5 million for both 1Q03 and 1Q02. Non-adjusted figures would have shown an increase of P$3 million or 150%, largely due to a higher number of lines connected (approximately 32,000 lines connected in 1Q03 as compared to 28,000 lines connected during 1Q02) and a higher average installation price (P$146 to P$86 per line, denominated in current pesos).

Revenues from public telephony decreased by P$25 million or 37% to P$43 million for 1Q03 when compared to 1Q02. Non-adjusted figures would have shown an increase of P$7 million or 19%. The increase was a consequence of the higher traffic generated by public telephony telecommunication centers (“Telecentros”) and higher revenues received from public payphones and telephone cards.

Revenues generated by fixed interconnection services during 1Q03 decreased by P$19 million or 42% to P$26 million. Non-adjusted figures would have shown an increase of P$2 million or 8%. Meanwhile, revenues generated by interconnection services provided to cellular operators decreased by P$4 million or 31% to P$9 million. Non-adjusted figures would have shown an increase of P$2 million or 29%.

Regarding the international telephony business, during 1Q03 revenues decreased by P$36 million or 40% to P$53 million when compared to 1Q02. Non-adjusted figures would have shown an increase of P$4 million or 8%, mainly due to the revenues generated by Telecom’s subsidiary Telecom USA, lower discounts and higher revenues derived from higher incoming traffic. These effects were partially offset by the freeze of regulated rates and lower outgoing traffic.

Revenues generated by the data transmission business totaled P$83 million, representing a decrease of P$29 million or 26%. Non-adjusted figures would have shown an increase of P$22 million or 36%, as a consequence of higher revenues generated by the ground networks and lease of data circuits. Additionally, Internet dial-up measured services increased as a consequence of the higher number of Internet subscribers of other ISPs that use the special prefix 0610 and local numbers with 4004 numbering or similar to access Telecom’s network. As of March 31, 2003 Internet minutes represented 31% of total traffic measured in minutes transported over the fixed-line network.

Internet revenues decreased by P$3 million or 18% to P$14 million during 1Q03. Non-adjusted figures would have shown an increase of P$5 million or 56%, mainly due to the increase in ADSL high-speed access and dial-up monthly fees. As of March 31, 2003, the number of ADSL subscribers reached approximately 32,000. Furthermore, Internet dial-up customers reached approximately 148,000.

The revenues generated by the cellular business during 1Q03, decreased by P$120 million or 34% to P$237 million when compared to 1Q02. Non-adjusted figures would have shown an increase of P$39 million or 20%.

Non-adjusted revenues of Telecom Personal in Argentina would have increased by P$49 million or 32% to P$201 million when compared to 1Q02. The increase was due to the higher number of subscribers, higher levels of traffic and higher sales of pre-paid cards. Furthermore, the average revenue per user increased by 27% (to P$28 per customer per month for 1Q03, denominated in current pesos). Total cellular subscribers of Telecom Personal in Argentina reached approximately 2,235,000, representing an increase of approximately 127,000 customers, or 6%, as compared to March 31, 2002. The customer base as of March 31, 2003, amounted to approximately 1,809,000 prepaid subscribers or 81% and approximately 426,000 post-paid subscribers or 19%.

Núcleo, the subsidiary that provides cellular and PCS services in Paraguay, generated P$36 million in revenues during 1Q03, which are consolidated into the revenues of Telecom Personal. This represented a decrease of P$41 million, or 53%, as compared to 1Q02. Non-adjusted figures would have shown a decrease of P$10million or 22%. The decrease can be mainly attributed to the slight decrease in the customer base and the lower average revenue per user. As of March 31, 2003, Núcleo had approximately 517,000 cellular and PCS customers, a decrease of approximately 25,000 customers, or 5%, as compared to March 31, 2002.

In the telephone directories’ publishing business, revenues from our affiliated company Publicom increased by P$1 million, reaching P$2 million. Non-adjusted figures would have increased by P$2million due to the publication of more important directories in 1Q03 compared with 1Q02.

Operating Costs

The cost of services provided, administrative expenses, and selling expenses for 1Q03 decreased by P$429 million or 33% to P$875 million when compared to 1Q02 mainly as a result of the adjustment by inflation of figures as of March 31, 2002 and to cost reduction plans implemented by the Company.

Salaries and social security contributions decreased by P$88 million or 44% to P$112 million for 1Q03. Non-adjusted figures would have shown a slight increase of P$3 million or 3%, primarily due to the increase in social security contributions since March 1, 2003 and higher salaries for unionized employees mandated by the Government. These increases were partially offset by the reduction in labor costs of unionized and non-unionized employees, which was part of the cost reduction plan launched during the FY 2001 and reductions in headcount. As of March 31, 2003, the headcount totaled 13,377 as compared to 14,387 as of March 31, 2002.

Expenses related to taxes decreased by P$32 million or 34% to P$62 million for 1Q03. Non-adjusted figures would have shown an increase in taxes of P$10 million or 19%, mainly due to the increase in the applicable rate in the turnover tax in the cellular activity.

Materials and supplies charges decreased by P$11 million or 26% to P$32 million for 1Q03. Non-adjusted figures would have shown an increase of P$7 million or 30% reaching P$32 million mainly due to higher expenses associated with higher costs for the maintenance of the network, hardware and software due to the high imported materials content.

The allowance for doubtful accounts decreased by P$109 million or 94% to P$7 million for 1Q03. Non-adjusted figures would have shown a decrease of P$55 million or 89%. The decrease was largely related to residential segments as a result of the decrease in customer lines.

Commissions paid to vendors and card sales decreased by P$1 million or 7% to P$13 million for 1Q03. Non-adjusted figures would have shown an increase of P$6 million or 86%, as a consequence of higher commissions paid for new cellular customers due to higher additions of subscribers to the customer base compared with 1Q02, and higher costs for distribution and prepaid cards sales.

Interconnection costs decreased by P$20 million or 42% to P$28 million for 1Q03. Non-adjusted figures would have shown an increase of P$4 million or 15% reaching P$30 million mostly as a result of higher charges paid for local and long distance access, circuits rentals and termination charges for traffic related to 4004 services in the Internet business.

Service fees decreased by P$6 million, or 19%, to P$26 million for 1Q03. Non-adjusted figures would have shown an increase of P$8 million or 44%, principally due to higher fees related to information systems and advisory services.

Management fees decreased by P$21 million, or 95%, to P$1 million for 1Q03. Non-adjusted figures would have shown a decrease of P$10 million or 91%, as the Company and the Operators agreed to suspend certain provisions of both parties of the management contract, starting April 1º, 2002. As a consequence the accrual and the payment of the management fee have been suspended from such day and until the termination of the contract provided in its point 7.2. (October 2004).

Costs related to advertising decreased by P$8 million or 62% to P$5 million for 1Q03. Non-adjusted figures would have shown a decrease of P$2 million or 29%. This is mainly due to lower media advertising and promotional and institutional campaigns expenses resulting from the cost control initiatives taken by the Company in line with the lower market requirements.

Cost of cellular handsets decreased by P$3 million or 60% to P$2 million for 1Q03. Non-adjusted figures would have shown a decrease of P$2 million or 67% reaching P$1 million mainly due to the lower number of cellular handsets sold.

Other expenses decreased by P$51 million or 40% for 1Q03, reaching P$78 million. Non-adjusted figures would have shown an increase of P$5 million or 7% reaching P$76 million, mainly due to higher costs related to insurance policies as a consequence of the impact of the increase of the foreign exchange rate in this cost item.

Depreciation of fixed assets decreased by P$68 million or 13%, to P$449 million during 1Q03, as a consequence of lower depreciation of capitalized foreign currency exchange differences originated by financial debt and results from translation, compared with 1Q02. These effects were partially offset by the depreciation of new assets incorporated into cellular and data transmission activities during FY 2002.

Finally, amortization of intangible assets increased by P$3 million or 12% to P$28 million for 1Q03, mainly due to higher charges related to exclusivity rights and systems development in the cellular business, partially offset by the suspension of the amortization of PCS licenses.

Financial and Holding Results

The gains resulting from financial and holding results reached P$961 million for 1Q03 as compared to the loss of P$5,474 million in 1Q02. The improvement can be largely attributed to the $1,134 million gain arising from currency exchange differences derived from the appreciation of the Peso during the quarter, which affected the company’s net foreign currency monetary position. Additionally, as a consequence of the lower exchange rate, the interest on foreign currency liabilities decreased by $78 million.

Other Expenses

Other expenses, (net) decreased P$25 million or 52% to P$23 million 1Q03 compared with 1Q02 as a result of the inflation adjustment of figures of March 31, 2002, higher reserves for lawsuits and contingencies and higher severance and termination charges. These variations were partially offset by the decrease in the write-off of cellular handsets leased without charge (“comodato”).

Statements of Cash Flow (non-adjusted figures)

Cash flow from operating activities for 1Q03 decreased by P$122 million, mainly due to the exchange differences (P$399 million), partially offset by higher collections (P$128 million) and lower payments (P$21 million).

Meanwhile, cash flow applied to investing activities for 1Q03 decreased by P$178 million as compared to 1Q02 as a result of lower incorporation of fixed and intangible assets.

Funds allocated to financing activities decreased by P$99 million for the 1Q03 as a result of lower debt proceeds and payments due to Telecom’s suspension of principal and interests on its debt obligations in 2Q02.

Net Financial Debt

Net Financial Debt decreased by P$432 million or 5% to P$8,398 million for 1Q03 compared with 1Q02 (P$8,830 million in current pesos), mainly due to an increase in financial assets resulting from the higher level of cash being generated, but partially offset by the increased in financial debt due variations in the exchange rate Euro/US$, compared with 1Q02.

Investment Plan

Telecom has made investments in fixed assets of P$20,810 million, since the start of operations on November 8, 1990, of which P$13 million corresponds to 1Q03. As of March 31, 2003, the net book value of fixed assets totaled P$9,222 million.

Of the total amount invested during 1Q03, P$7 million or 54% corresponds to basic telephony, data transmission and Internet (public telephony 14%, transmission 43% and outside plant 43%) and P$6 million or 46% to cellular telephony.

Other Matters

Debt Restructuring Process

On April 14, 2003, Telecom Argentina and its subsidiary Telecom Personal, announced the commencement of cash tender offers for a portion of their financial debt instruments. The tender offers will be open to the holders of the notes and credit facility debt of Telecom Argentina and the credit facility debt of Telecom Personal.

The tender offers commenced on Wednesday, April 16, 2003 and will expire on Friday, May 16, 2003 at 5:00 PM Buenos Aires time, 4:00 PM New York City time and 5:00 PM Italian time. Telecom Argentina and Telecom Personal will conduct the tender offers pursuant to a modified Dutch auction using cash of up to the equivalent of US$260 million and US$45 million, respectively, with a price range of 43.5% to 50.0% of the outstanding principal amount of Telecom Argentina’s and Telecom Personal’s financial debt instruments, without giving effect to any accrued but unpaid interest. Offers may be submitted in price increments of 0.25%.

The purchase price for debt instruments accepted for purchase by Telecom pursuant to the terms and conditions set forth in the tender offer materials will be paid in the respective currency of such debt instruments. All holders whose debt instruments are accepted for purchase will receive the same purchase price (expressed as a percentage of principal amount of the tendered debt instruments), upon the terms and subject to the conditions described in the tender offer materials.

The closing of the tender offers will be subject to a number of conditions which are described in the tender offer materials. The tender offer materials also provide certain information relating to the status of the Companies’ financial debt restructuring process.

The Companies have also announced they would will each make interest payments on their financial debt obligations at the contractual rates, without giving effect to penalties or default rates, for the period through and including June 24, 2002. The Companies will also each make partial interest payments equivalent to 30% of the contractual rates, without giving effect to penalties or default rates, on their financial debt obligations for the period from June 25, 2002 through December 31, 2002. The partial interest payments would be paid on all financial debt obligations, independent of noteholders’ or creditors’ participation in the tender offers. The record date for the partial interest payments was be April 30, 2003 and the payment date will be the expiration date of the tender offers. The Company reserve rights to make the interest payment if the tender offer is terminated prior to the expiration date.

The tender offers and the partial interest payments are the first steps of the Companies’ plans to restructure their outstanding financial indebtedness and their ongoing debt service obligations.

Morgan Stanley & Co. Incorporated and MBA Banco de Inversiones S.A. are acting as dealer managers for the tender offers. MBA Banco de Inversiones S.A. will act as dealer manager in Argentina only.

This information regarding the cash tender offers will not be provided and the cash tender offers will not be made in any jurisdiction in which, or to any person to whom, it is unlawful to make such announcement and / or cash tender offers under applicable securities laws.

Summary of the resolutions passed by the General Ordinary and Extraordinary Meeting of Shareholders held on April 30, 2003

Resolutions relating to the following matters were passed at General Ordinary and Extraordinary Meeting of Shareholders held on April 30, 2003

—	Approval of the financial documentation corresponding to the 14th fiscal year ended December 31, 2002.

—	Approval of the allocation to a new fiscal year of the entire loss in Unappropriated Retained Earnings as of December 31, 2002.

—	Consideration of the performance and the remuneration of the Board of Directors and the Surveillance Committee, holding office during the 14th fiscal year.

—	Determination and appointment of six, regular and alternate, directors to hold office during the 15th fiscal year.

—	Appointment of the regular and alternate members of the Surveillance Committee.

—	The appointment of “Pistrelli, Henry Martin y Asociados SRL” (a member of “Ernst & Young Global”) jointly with Price Waterhouse & Co, as the External Auditors of the financial statements corresponding to the 15th fiscal year.

—	The Board of Directors was granted ample powers to provide, whenever necessary or whenever the Board of Directors deems convenient, the Change of Ratio of the ADRs that represent shares of the Company, enabling it to determine the amount of shares that will represent each ADR and to determine all the terms and conditions of such change of ratio.

—	The NON ADHESION of Telecom Argentina STET-France Telecom S.A. to the Optional Statutory Regime of Compulsory Public Purchase Offer (“Régimen Estatutario Optativo de Oferta Pública de Adquisición Obligatoria”) as well as the consequent amendment of article 1 of the Corporate Bylaws.

*******

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers by itself or through its controlled subsidiaries local and long distance basic telephony, cellular, PCS, data transmission, and Internet services, among other services. Additionally, through a controlled subsidiary the Telecom Group offers cellular and PCS services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine Government’s transfer of the telecommunications system in the northern region.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company where the common stock (aprox. 68% of capital stock) is owned in equal parts by the Groups Telecom Italia and France Telecom. Additionaly, the capital stock of Nortel is comprised of preferred shares that are in hands of minority shareholders.

On March 31, 2003, Telecom had 984,380,978 shares outstanding.

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the impact of recent emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, uncertainties concerning the impact of recent emergency laws enacted by the Argentine Government which have resulted in the repeal of Argentina’s Convertibility law, the devaluation of the peso, restrictions on the ability to exchange pesos into foreign currencies, the adoption of a restrictive currency transfer policy, the “pesofication” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive and rapid changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the current and on-going recession in Argentina, growing inflationary pressure and reduction in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report and Form 20-F as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission.

*******

(Financial tables follow)

*******

Amadeo R. Vázquez

President

*******

TELECOM ARGENTINA STET-FRANCE TELECOM S.A.

FIRST QUARTER—FISCAL YEAR 2003

(In millions of Argentine constant pesos as of February 28, 2003, except statistical data and table 9)

1—Consolidated Balance Sheet

	03/31/03	12/31/02(1)	Δ$	Δ%
Cash, equivalents and investments	1,749	1,415	334	24%
Trade receivables	546	600	(54)	-9%
Other current assets	102	92	10	11%

TOTAL CURRENT ASSETS	2,397	2,107	290	14%

Trade receivables	—	1	(1)	-100%
Fixed assets	9,222	9,689	(467)	-5%
Other non-current assets	1,122	1,144	(22)	-2%

TOTAL NON-CURRENT ASSETS	10,344	10,834	(490)	-5%

TOTAL ASSETS	12,741	12,941	(200)	-2%

Accounts payable	340	394	(54)	-14%
Loans	10,035	11,135	(1,100)	-10%
Other current liabilities	233	213	20	9%

TOTAL CURRENT LIABILITIES	10,608	11,742	(1,134)	-10%

Accounts payable	—	—	—	—
Loans	156	145	11	8%
Other non-current liabilities	208	200	8	4%

TOTAL NON-CURRENT LIABILITIES	364	345	19	6%

TOTAL LIABILITIES	10,972	12,087	(1,115)	-9%

Minority Interest	9	1	8	800%
Temporary differences from translation	36	36
Shareholders’ equity	1,724	817	907	111%

TOTAL LIABILITIES AND EQUITY	12,741	12,941	(200)	-2%

2—Consolidated Loans

	03/31/03	12/31/02(1)	Δ$	Δ%
Corporate Bonds	4,863	5,407	(544)	-10%
Banks	1,713	2,097	(384)	-18%
On purchase of fixed assets and inventories	2,653	3,033	(380)	-13%
Accrued interest	763	564	199	35%
Penalties or default interest	43	34	9	26%

TOTAL CURRENT LOANS	10,035	11,135	(1,100)	-10%

Banks	156	142	14	10%
Accrued interest	—	3	(3)	-100%

TOTAL NON-CURRENT LOANS	156	145	11	8%

TOTAL LOANS	10,191	11,280	(1,089)	-10%

(1)  As a consequence of the application of the new rules, the comparative information for the intermediate periods of the Annual Financial Statements should be the one corresponding to the last completed fiscal year. The comparative information of the Income Statement, evolution of Shareholders’ Equity, and Cash Flow Statement should be the one corresponding to the equivalent period of the previous fiscal year.

3—Consolidated Income Statement

	Three-Month Comparison
	As of March 31
	2,003	2,002	Δ $	Δ %
Net revenues	851	1,373	(522)	-38%
Cost of services provided	(637)	(829)	192	-23%

GROSS PROFIT	214	544	(330)	-61%

Administrative expenses	(64)	(90)	26	-29%
Selling expenses	(174)	(385)	211	-55%

OPERATING (LOSS)/PROFIT	(24)	69	(93)	-135%

Equity income from related companies	—	(5)	5	-100%
Amortization of goodwill	—	(4)	4	-100%
Financial & holding results	961	(5,474)	6,435	-118%
Other incomes & expenses	(23)	(48)	25	-52%

RESULTS FROM ORDINARY OPERATIONS	914	(5,462)	6,376	-117%

Taxes on income	1	1,699	(1,698)	-100%
Minority interest	(8)	29	(37)	-128%

NET (LOSS)/INCOME	907	(3,734)	4,641	-124%

EBITDA (*)	453	611	(158)	-26%

As a % of Net Revenues	53%	45%

(*)  EBITDA (Earnings Before Interest, Taxes, Depreciation & Amortization) = OPERATING PROFIT + DEPRECIATION + AMORTIZATION. Telecom has included EBITDA data in this press release because such data is used by certain investors to measure a company's ability to service debt and fund capital expenditure and is included herein for convenience only. EBITDA is not a measure of financial performance under either Argentine GAAP or US GAAP and should not be consider as an alternative to net income as a measure of liquidity. EBITDA as it is used by Telecom may differ from similarly titled measures reported by other companies.

4—Consolidated Statement of Cash Flow

	Three-Month Comparison
	As of March 31
	2,003	2,002	Δ $	Δ %
Net income (loss)	907	(3,734)	4,641	-124%
Depreciation and Amortization	477	542	(65)	-12%
Increase in provisions	20	136	(116)	-85%
(Increase)/decrease in assets	(112)	(36)	(76)	211%
(Decrease)/increase in liabilities	93	(379)	472	-125%
Others, net	(1,051)	4,221	(5,272)	-125%

Total Funds generated by Operating Activities	334	750	(416)	-55%

Total Funds applied to Investing Activities	15	(294)	309	-105%

Interests and financial expenses	(6)	(171)	165	-96%
Increase in financial debt, net	(1)	(36)	35	-97%

Total Funds applied to Financing Activities	(7)	(207)	200	-97%

Increase/(decrease) of Funds	342	249	93	37%

5—Consolidated Revenues Breakdown

	Three-Month Comparison
	As of March 31		Δ $	Δ %
	2,003	2,002
National Basic Telephony	462	797	(335)	-42%

Measured service
Local	104	196	(92)	-47%
DLD	100	152	(52)	-34%
Monthly basic charges	124	243	(119)	-49%
Supplementary Services (monthly charges)	29	47	(18)	-38%
Installation fees	5	5	—	0%
Public telephones	43	68	(25)	-37%
Interconnection—fixed	26	45	(19)	-42%
Interconnection—cellular	9	13	(4)	-31%
Lease of lines and circuits—fixed	3	8	(5)	-63%
Lease of lines and circuits—cellular	5	8	(3)	-38%
Others	14	12	2	17%

International Telephony	53	89	(36)	-40%

Outgoing revenues	35	57	(22)	-39%
Settlement revenues	18	32	(14)	-44%

Data transmission	83	112	(29)	-26%

Terrestrial Networks	32	28	4	14%
Lease of data circuits	8	11	(3)	-27%
Internet Traffic	28	41	(13)	-32%
International connectivity	13	23	(10)	-43%
Others	2	9	(7)	-78%

Internet	14	17	(3)	-18%

Internet monthly fee	14	17	(3)	-18%

Cellular Telephony	237	357	(120)	-34%

Telecom Personal	201	280	(79)	-28%

Monthly fee and measured service	57	105	(48)	-46%
Pre-paid card	53	38	15	39%
Calling Party Pays	66	93	(27)	-29%
Others	25	44	(19)	-43%

Núcleo	36	77	(41)	-53%

Monthly fee and measured service	9	22	(13)	-59%
Pre-paid card	8	12	(4)	-33%
Calling Party Pays	15	35	(20)	-57%
Others	4	8	(4)	-50%

Telephone Directories (Publicom)	2	1	1	100%

TOTAL NET REVENUES	851	1,373	(522)	-38%

6—Consolidated Income Statement by Activities

First Quarter FY 2003

	In million of Argentine constant pesos as of February 28, 2003
	Activities				Variation

	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ$	Δ%

NET REVENUES	612	237	2	851	(522)	-38%

Salaries and social security contributions	(93)	(17)	(2)	(112)	88	-44%
Agent commissions and card sales	(6)	(7)	—	(13)	1	-7%
Taxes	(39)	(23)	—	(62)	32	-34%
Materials and supplies	(24)	(7)	(1)	(32)	11	-26%
Allowance for doubtful accounts	(4)	(3)	—	(7)	109	-94%
Interconnection cost	(28)	—	—	(28)	20	-42%
Settlement charges	(21)	—	—	(21)	9	-30%
Lease of lines and circuits	(7)	(4)	—	(11)	6	-35%
Service fees	(22)	(4)	—	(26)	6	-19%
Management fees	(1)	—	—	(1)	21	-95%
Advertising	(3)	(2)	—	(5)	8	-62%
Cost of cellular handsets	—	(2)	—	(2)	3	-60%
Others	(33)	(44)	(1)	(78)	50	-39%

EBITDA	331	124	(2)	453	(158)	-26%
EBITDA MARGIN	54%	52%	-100%	53%
Depreciation of fixed assets	(366)	(82)	(1)	(449)	68	-13%
Amortization of intangible assets	(16)	(12)	—	(28)	(3)	12%

OPERATING RESULTS	(51)	30	(3)	(24)	(93)	-135%

EQUITY INCOME FROM RELATED COMPANIES	—	—	—	—	5	-100%

AMORTIZATION OF GOODWILL	—	—	—	—	4	-100%

Interest on assets	(110)	(31)	—	(141)	(106)	303%
Interest on liabilities	840	260	2	1,102	6,541	-120%

FINANCIAL AND HOLDING RESULTS	730	229	2	961	6,435	-118%

OTHER INCOMES AND EXPENSES	(15)	(7)	(1)	(23)	25	-52%

RESULTS FROM ORDINARY OPERATIONS	664	252	(2)	914	6,376	-117%

Taxes on income	—	—	1	1	(1,698)	-100%
Minority interest	—	(8)	—	(8)	(37)	—

NET (LOSS)/INCOME	664	244	(1)	907	4,641	-124%

First Quarter FY 2002

	In million of Argentine constant pesos as of December 31, 2002
	Activities

	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities

NET REVENUES	1,015	357	1	1,373

Salaries and social security contributions	(162)	(33)	(5)	(200)
Agent commissions and card sales	(7)	(7)	—	(14)
Taxes	(58)	(34)	(2)	(94)
Materials and supplies	(35)	(8)	—	(43)
Allowance for doubtful accounts	(93)	(20)	(3)	(116)
Interconnection cost	(48)	—	—	(48)
Settlement charges	(30)	—	—	(30)
Lease of lines and circuits	(10)	(7)	—	(17)
Service fees	(27)	(4)	(1)	(32)
Management fees	(22)	—	—	(22)
Advertising	(7)	(6)	—	(13)
Cost of cellular handsets	—	(5)	—	(5)
Others	(67)	(61)	—	(128)

EBITDA	449	172	(10)	611
EBITDA MARGIN	44%	48%	-1000%	45%
Depreciation of fixed assets	(383)	(133)	(1)	(517)
Amortization of intangible assets	(17)	(8)	—	(25)

OPERATING RESULTS	49	31	(11)	69

EQUITY INCOME FROM RELATED COMPANIES	(3)	—	(2)	(5)

AMORTIZATION OF GOODWILL	(4)	—	—	(4)

Interest on assets	188	(201)	(22)	(35)
Interest on liabilities	(4,281)	(1,157)	(1)	(5,439)

FINANCIAL AND HOLDING RESULTS	(4,093)	(1,358)	(23)	(5,474)

OTHER INCOMES AND EXPENSES	(15)	(26)	(7)	(48)

PROFIT FROM ORDINARY OPERATIONS	(4,066)	(1,353)	(43)	(5,462)

Taxes on income	1,300	390	9	1,699
Minority interest	—	29	—	29

NET (LOSS)/INCOME	(2,766)	(934)	(34)	(3,734)

7—Ratios

	03/31/03	12/31/02
Liquidity	0.23	0.18
Consolidated Financial Indebtedness(*)	4.87	11.55
Total Consolidated Indebtedness	6.20	14.15
Return on equity (**)	1.12	(1.10)

(*) Financial indebtedness = (Loans—Cash, equiv. & Investments) / Shareholders’ Equity.

(**) Return on equity = Profit from ordinary operations / (Shareholders’ Equity—net income for the year).

8—Statistical Data

	NATIONAL BASIC TELEPHONY
	March 31, 2003		March 31, 2002
TELECOM	Cumulat.	Quarter	Cumulat.	Quarter
	(1)	(1)	(1)
Installed lines	3,802,524	60	3,802,042	1,984
Lines in service (2)	3,559,917	(30,367)	3,745,815	(145,985)
Customer lines	3,266,389	(27,563)	3,441,574	(142,048)
Public telephony lines	79,340	(472)	79,209	(2,967)
Digitalization (%)	100	—	100	—
Fixed lines in service per 100 inhabitants (northern region)	19.2	(0.2)	20.4	(0.8)
Fixed lines in service per employee	322	(1)	336	(24)
Investment in fixed assets	20,810	13	20,689	130

(1) Cumulative since the start of activities.

(2) Includes direct inward dialing numbers connected to digital trunk lines

9—Detail of principal consolidated Financial Statements captions (Non-adjusted figures plus inflation effect)

Consolidated Revenues Breakdown

	Three month comparison
	As of March 31
	2003	2002	Δ$	Δ%
National Basic Telephony	461	429	32	7%

Measured service
Local	104	106	(2)	-2%
DLD	100	82	18	22%
Monthly basic charges	123	131	(8)	-6%
Supplementary Services (monthly charges)	29	25	4	16%
Installation fees	5	2	3	150%
Public telephones	43	36	7	19%
Interconnection—fixed	26	24	2	8%
Interconnection—cellular	9	7	2	29%
Lease of lines and circuits—fixed	3	4	(1)	-25%
Lease of lines and circuits—cellular	5	4	1	25%
Others	14	8	6	75%

International Telephony	53	49	4	8%

Outgoing revenues	35	34	1	3%
Settlement revenues	18	15	3	20%

Data transmission	83	61	22	36%

Terrestrial Networks	32	15	17	113%
Lease of data circuits	8	6	2	33%
Internet Traffic	28	22	6	27%
International connectivity	13	13	—	0%
Others	2	5	(3)	-60%

Internet	14	9	5	56%

Monthly fee	14	9	5	56%

Cellular Telephony	237	198	39	20%

Telecom Personal	201	152	49	32%

Monthly fee and measured service	57	57	—	0%
Pre-paid card	53	21	32	152%
Calling Party Pays	66	50	16	32%
Others	25	24	1	4%

Núcleo	36	46	(10)	-22%

Monthly fee and measured service	9	13	(4)	-31%
Pre-paid card	8	7	1	14%
Calling Party Pays	15	21	(6)	-29%
Others	4	5	(1)	-20%

Telephone Directories (Publicom)	2	—	2	—

NET REVENUES (non-adjusted figures)	850	746	104	14%
Effect of inflation	1	627	(626)	-100%

NET REVENUES (adjusted figures)	851	1,373	(522)	-38%

Consolidated Statement of Cash Flow

	Three month comparison
	As of March 31
	2003	2002	Δ$	Δ%
Net income (loss)	907	(3,734)	4,641	-124%
Depreciation and Amortization	477	542	(65)	-12%
Others, net	(1,040)	3,658	(4,698)	-128%
Effect of inflation	(10)	284	(294)	-104%

Total Funds generated by Operating Activities	334	750	(416)	-55%

Total Funds applied to Investing Activities (non-adjusted figures)	15	(163)	178	-109%
Effect of inflation	—	(131)	131	-100%

Total Funds applied to Investing Activities	15	(294)	309	-105%

Interests and financial expenses	(1)	(21)	20	-95%
Increase in financial debt, net	(6)	(85)	79	-93%
Effect of inflation	—	(101)	101	-100%

Total Funds applied to Financing Activities	(7)	(207)	200	-97%

Increase/(decrease) of Funds	342	249	93	37%

Consolidated net revenues, operating costs and EBITDA by activities

First Quarter FY 2003

	Activities				Variation
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities	Δ $	Δ %
NET REVENUES (non-adjusted figures)	611	237	2	850	104	14%
Effect of inflation	1	—	—	1	(626)	-100%

NET REVENUES (adjusted figures)	612	237	2	851	(522)	-38%

Salaries and social security contributions	(93)	(17)	(2)	(112)	(3)	3%
Agent commissions and card sales	(6)	(7)	—	(13)	(6)	86%
Taxes	(39)	(23)	—	(62)	(10)	19%
Materials and supplies	(22)	(7)	(1)	(30)	(7)	30%
Allowance for doubtful accounts	(4)	(3)	—	(7)	55	-89%
Interconnection cost	(30)	—	—	(30)	(4)	15%
Settlement charges	(21)	—	—	(21)	(6)	40%
Lease of lines and circuits	(7)	(4)	—	(11)	(1)	10%
Service fees	(22)	(4)	—	(26)	(8)	44%
Management fees	(1)	—	—	(1)	10	-91%
Advertising	(3)	(2)	—	(5)	2	-29%
Cost of cellular handsets		(1)	—	(1)	2	-67%
Others	(32)	(43)	(1)	(76)	(5)	7%

OPERATING COSTS (non-adjusted figures)	(280)	(111)	(4)	(395)	19	-5%
Effect of inflation	(1)	(2)	—	(3)	345	-99%

OPERATING COSTS (adjusted figures)	(281)	(113)	(4)	(398)	364	-48%

EBITDA (non-adjusted figures)	331	126	(2)	455	123	37%
Effect of inflation	—	(2)	—	(2)	(281)	-101%

EBITDA (adjusted figures)	331	124	(2)	453	(158)	-26%

EBITDA MARGIN (non adjusted figures)	54%	53%	-100%	54%
EBITDA MARGIN (adjusted figures)	54%	52%	-100%	53%

First Quarter FY 2002

	Activities
	Fixed Tel. Data & Internet	Cellular Telephony	Publishing Directories	Consolidated Activities
NET REVENUES (non-adjusted figures)	548	198	—	746
Effect of inflation	467	159	1	627

NET REVENUES (adjusted figures)	1,015	357	1	1,373

Salaries and social security contributions	(88)	(18)	(3)	(109)
Agent commissions and card sales	(3)	(4)	—	(7)
Taxes	(31)	(21)	—	(52)
Materials and supplies	(18)	(5)	—	(23)
Allowance for doubtful accounts	(49)	(11)	(2)	(62)
Interconnection cost	(26)	—	—	(26)
Settlement charges	(15)	—	—	(15)
Lease of lines and circuits	(5)	(5)	—	(10)
Service fees	(15)	(2)	(1)	(18)
Management fees	(11)	—	—	(11)
Advertising	(3)	(4)	—	(7)
Cost of cellular handsets	—	(3)	—	(3)
Others	(41)	(30)	—	(71)

OPERATING COSTS (non-adjusted figures)	(305)	(103)	(6)	(414)
Effect of inflation	(261)	(82)	(5)	(348)

OPERATING COSTS (adjusted figures)	(566)	(185)	(11)	(762)

EBITDA (non-adjusted figures)	243	95	(6)	332
Effect of inflation	206	77	(4)	279

EBITDA (adjusted figures)	449	172	(10)	611

	—	—	—	—
EBITDA MARGIN (non adjusted figures)	44%	48%	—	45%
EBITDA MARGIN (adjusted figures)	44%	48%	-1000%	45%